Mail Stop 0407

      July 12, 2005

Joel Dupre
Chief Executive Officer
Cordia Corporation
445 Hamilton Avenue, Suite 408
White Plains, New York  10601

	Re:	Cordia Corporation
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed July 5, 2005
		333-124996

		Amendment No. 1 to Form 10-KSB for the year ended
December
31, 2004
		Filed June 17, 2005

		Amendment No. 1 to Form 10-QSB for the quarter ended
March
31, 2005
		Filed June 17, 2005
		File No. 0-51202

Dear Mr. Dupre:

      We have reviewed your filings and have the following additional comments. Amend your Form SB-2 in response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Amendment No. 1 to Form SB-2

Registration Fee Table

1. In the first sentence of footnote 3 to the fee table, you refer to
Warrant A, however, it appears that you are intending to refer to Warrant B. Please revise.

Risk Factors, page 2

Our dependency on underlying service providers . . ., page 3

2. We note your disclosure that "[o]ur costs associated with providing service will increase initially by approximately 10% and continue over the term of the Verizon agreement to over 20%. Please also quantify the amount of these additional costs in addition to the percentage increases. Also, please see comment 7 and disclose the term and termination provisions of your agreement with Verizon.
In
addition, please delete the last sentence of this risk factor since it is mitigating language.

Our reliance on our underlying carrier . . ., page 3

3. We note the disclosure you have added in response to prior comment
7. Briefly describe the services that "are not always made readily available" to Cordia. Also, with regard to the processing of new orders and repair issues, please clarify whether your agreements and/or regulations govern these matters. In this regard, in order to add context and assist investors in understanding the magnitude of this risk, please briefly describe the particular difficulties you have experienced with regard to "the underlying carrier`s timeliness in processing new orders, addressing repair issues, and installing new lines."

The warrants are subject to certain conditions . . ., page 5

4. The disclosure regarding the adjustment of the exercise price of the warrant is not clear. How can the warrant price "be reduced proportionately by 0%..?" Please revise to clarify. In addition, provide some indication as to whether the company expects to meet the
EBITDA targets for 2005.

Use of Proceeds, page 6

5. Qualify your disclosure of the aggregate proceeds to the company if all the outstanding warrants are exercised to make clear that the total amount could be reduced if the company`s annual EBITDA is below
$.25 per share.



Description of Securities, page 12

6. We note the disclosure you have added in response to prior comment
18. Please expand to describe how the selling security holder`s right of first refusal works. For example, does the investor have the right with respect to any type of financing? In addition, please disclose the names of the officers and directors that are considered
"insiders" under the agreement and disclose the total number of shares that are restricted.

Description of Business, page 15

7. We note your response to prior comment 25, however, notwithstanding a confidentiality provision between the parties, you must file all material agreements under Item 601(b)(10) of Regulation
S-B and disclose all information that is required to be disclose under the Commission`s rules and forms. You may not agree to waive the disclosure requirements of the federal securities rules. Accordingly, please file this agreement or provide us with your analysis regarding why you do not believe this is a material agreement under Item 601(b)(10) of Regulation S-B. Also, please describe the material terms of your agreement with Verizon as requested in prior comment 25.

If appropriate, you may request confidential treatment for certain portions of your agreement with Verizon. For guidance on the requirements a registrant must satisfy when requesting confidential treatment of information that otherwise is required to be disclosed in registration statements, periodic reports and other documents filed with the Commission, please see Staff Legal Bulletin No. 1 (February 28, 1997).

8. We note the disclosure you have added regarding your agreement with Verizon and Qwest. Please quantify, if possible, in MD&A the extent to which these new agreements will impact your gross margins and profitability.

9. We note your response to prior comment 27, however, please address the publicized problems with VoIP service (e.g., inconsistent 911 service and outages) as requested in our prior comment.

Executive Compensation, page 32

10. We note the option value table you have added in response to prior comment 41. Please revise the last column to disclose the dollar value of the unexercised in-the-money options. Please see
Item 402(d) of Regulation S-B.





Exhibits

General

11. Please provide an updated consent from your independent registered public accounting firm in an amended filing.

Amendment No. 1 to Form 10-K for the year ended December 31, 2004

Controls and Procedures

12. We note your disclosure that "since the date of his/her evaluation . . . there have been no changes in internal controls or in other factors that could materially affect, or is reasonably likely to materially affect, our internal control over financial
reporting." (emphasis added)   Item 308(c) of Regulation S-K
requires
the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 and during your first quarter of 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.



*    *    *    *

      As noted, please amend your Form SB-2 in response to our comments. You may wish to provide us with marked copies of the
amendments to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.










      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Carols Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other
questions.


      Sincerely,


							Larry Spirgel
							Assistant Director
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Joel Dupre
Cordia Corporation
July 12, 2005
Page 1